Exhibit 2

WPP
SRN:
Resolutions For Against Withheld
1 Ordinary Resolution to receive the audited accounts
2 Ordinary Resolution to declare a final dividend
3 Ordinary Resolution to approve the Compensation Committee report as set out in the Annual Report and Accounts
4 Ordinary Resolution to elect
Mark Read as a director
5 Ordinary Resolution to elect
Cindy Rose as a director
6 Ordinary Resolution to re-elect
Roberto Quarta as a director
7 Ordinary Resolution to re-elect
Dr Jacques Aigrain as a director
8 Ordinary Resolution to re-elect
Tarek Farahat as a director
9 Ordinary Resolution to re-elect
Sir John Hood as a director
10 Ordinary Resolution to re-elect
Daniela Riccardi as a director
Resolutions For Against Withheld
11 Ordinary Resolution to re-elect
Paul Richardson as a director
12 Ordinary Resolution to re-elect
Nicole Seligman as a director
13 Ordinary Resolution to re-elect
Sally Susman as a director
14 Ordinary Resolution to re-elect
Solomon Trujillo as a director
15 Ordinary Resolution to re-appoint
Deloitte LLP as auditors
16 Ordinary Resolution to authorise the Audit Committee to determine the auditors’ remuneration
17 Ordinary Resolution to authorise
the directors to allot relevant securities
18 Special Resolution to authorise the Company to purchase its own shares
19 Special Resolution to authorise the disapplication of pre-emption rights up to 5% of the issued share capital
Before completing this form, please read the explanatory notes overleaf.
I/We want the chairman of the Meeting OR the following person (called the ‘proxy’) to attend and vote on my/our behalf at the Annual General Meeting of WPP pic to be held on 12 June 2019 and at any adjournment of the Meeting.
For the appointment of more than one proxy, please refer to Note 7. The proxy need not be a member of the Company. I/We would like my/our proxy to vote on the resolutions proposed at the Meeting as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any business of the Meeting.
Signature
Any one joint holder may sign
Date /2019
Please leave this box blank if you have selected the chairman.
Do not insert your own name(s). Otherwise write the full name of the individual or body corporate you are appointing as your proxy.
Please tick here if this appointment is one of multiple appointments being made.
EXT1896 16 WPPJ
CONTROL NUMBER: 915747
PIN:
SRN:
WPP PLC ADMITTANCE CARD
Attendance at the WPP pic Annual General Meeting on 12 June 2019 at 12 noon at the Purcell Room, Southbank Centre, Belvedere Road, London SE1 8XX.
If you intend to be at the Annual General Meeting, please sign this admittance card and present it at the registration point on arrival in order to assist admittance procedures. This card will be exchanged for a voting card. If you appoint a proxy it is not necessary to hand this card to your proxy. Please see overleaf for directions to the venue.
Date
/2019
Signature
Note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders, (ii) classes of security or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

FORM OF PROXY
NOTES FOR COMPLETION OF FORM OF PROXY
1 Please indicate by placing ‘X’ either under the column ‘For’ or the column ‘Against’ or the column ‘Withheld’ how you wish your votes to be cast. On receipt of this form duly signed, but without any specific direction how you wish your vote to be cast, your proxy may vote or abstain, at their discretion. On any other business (including a motion to adjourn the Meeting or to amend a resolution) the proxy will vote at their discretion.
2 The ‘Withheld’ option is provided to enable you to abstain on the resolution. However, it should be noted that a ‘Withheld’ vote is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ or ‘Against’ the resolution.
3 In the case of joint shareholders, the vote of the first named in the Register of the Company who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder(s).
4 In the case of a shareholder which is a body corporate, this form must be executed either under its common seal, or under the hand of an officer or agent duly authorised in writing on its behalf.
5 To be valid this form must be completed, signed, detached and deposited at the office of Computershare Investor Services PLC,
The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not less than 48 hours before the time appointed for the Meeting.
6 Every shareholder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. If you wish to appoint a person other than the chairman, please insert the name of your chosen proxy holder in the space provided. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement of that designated account).
7 To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting Computershare Registrars on 0370 707 1411 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
8 To submit your proxy instructions electronically:
(a) you may submit your proxy online by accessing the Company’s website wpp.com/investors. You will need your unique shareholder reference number (SRN), Control Number and personal identification number (PIN) printed on this form in order to log in. The use by shareholders of the electronic proxy appointment service will be governed by the terms and conditions of use which will appear on the website. Electronic proxies must be completed and lodged in accordance with the instructions on the website by no later than
48 hours before the time appointed for the Meeting; or
(b) alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service. Please refer to note 6 on page 7 of the accompanying Notice of Annual General Meeting.
9 Completion and return of the Form of Proxy or appointing your proxy electronically will not prevent you from attending and voting at the Meeting mstead of your proxy, if you so wish.
Notice of the WPP plc Annual General Meeting 2019 and the Annual Report and Accounts for the year ended 31 December 2018 are available on the Company’s website at www.wpp.com/investors/ share-owner-centre/share-owner-meetings
THE WPP PLC ANNUAL GENERAL MEETING 2019 WILL BE HELD AT:
PURCELL ROOM SOUTHBANK CENTRE BELVEDERE ROAD LONDON SE1 8XX